Exhibit 99.19

JOINT FILING AGREEMENT

Dated as of May 5, 2006

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of Crescent Capital VI, L.L.C., Jeffery D. Gow, Steve Wasson and Jon McCreary on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to shares of Common Stock, par value $0.01 per share, of FirstBank NW Corp., and that this agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 8th day of May 2006.

Crescent Capital VI, L.L.C.

By:	/s/ Jeffery D. Gow
Name: Jeffery D. Gow
Title: Managing Member

/s/ Jeffery D. Gow
Jeffery D. Gow

/s/ Steve Wasson
Steve Wasson

/s/ Jon McCreary
Jon McCreary